SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 9, 2012

List of materials

Documents attached hereto:

i) Press Release Announcement of Company Split (Small-scale / Summary Form Company Split) of Sony Corporation into Sony Chemical & Information Device Corporation in connection with the Sale of Chemical Products Business.

August 9, 2012
Sony Corporation

Announcement of Company Split (Small-scale / Summary Form
Company Split) of Sony Corporation into Sony Chemical & Information Device Corporation in connection with the Sale of Chemical Products Business

Sony Corporation (“Sony”) today announced that, effective September 28, 2012, it plans to transfer certain rights and obligations relating to the manufacture and sale of chemical products (the “Chemical Products Business”) to Sony Chemical & Information Device Corporation (“SCID”), a wholly-owned subsidiary of Sony, by an “absorption-type company split”, as set forth below.  In addition, SCID will transfer to Sony Group its non-chemical related businesses, including those engaged in the manufacture of optical disk media, magnetic tape, laminate substrates, FeliCa cards and medical print media, as well as a portion of SCID’s assets.  This reorganization will take place pursuant to the definitive agreement regarding Sony’s anticipated sale of the Chemical Products Business to Development Bank of Japan Inc. (“DBJ”) (the “Sale”).  For further details, please refer to Sony and DBJ’s joint press release dated June 28, 2012.

This reorganization within Sony is intended to be conducted by way of a “company split” under the Companies Act of Japan. Certain information is omitted from this announcement, since this is an absorption-type company split in which Sony’s wholly-owned subsidiary is expected to succeed to a Sony business unit.

1.	Purpose of the company split

The purpose of the company split is to transfer Sony’s business with regard to Chemical Products Business mainly operated by SCID in Sony Group to SCID, as a part of the Sale.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	August 9, 2012
	Execution of the company split agreement	August 9, 2012
	Effective date of the company split	September 28, 2012 (scheduled)

*
Sony and SCID will perform the contemplated company split without obtaining shareholder approval of the company split agreement, pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 784 and the “summary form company split” set forth in Paragraph 1 of Article 796 of the Companies Act of Japan.

(2)	Method of the company split

This is an absorption-type company split between Sony (as the splitting company) and SCID (as the successor company).

(3)	Details of the allotment upon the company split

Because Sony owns all shares of SCID, there will be no issuance of new shares or cash payment upon the completion of the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights of Sony upon the completion of the contemplated company split. No bonds with stock acquisition rights have been issued.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SCID, as the successor company, will succeed to rights and obligations, including assets and liabilities, related to Sony’s Chemical Products Business, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony and SCID expect that the contemplated company split will have no material impact on the performance capabilities of SCID of its obligations which become due after the effective date of the contemplated company split.

3.	Summary of both parties (numbers shown below are as of March 31, 2012 or for the fiscal year ended March 31, 2012)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Chemical & Information Device Corporation (Successor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment
Manufacture and sale of adhesive materials, optical materials, magnetic devices and other products.
Manufacture of optical disks, magnetic tapes, magnetic devices, laminate substrates, FeliCa cards, medical print media and other products.

Date of incorporation	May 7, 1946	March 5, 1962
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo	11-2, Osaki 1-chome, Shinagawa-ku, Tokyo
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Takashi Ichinose Representative Director and President
Stated capital	¥ 630,923 million	¥ 5,480 million
Number of shares issued	1,004,638,164 shares	52,030,000 shares
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratios
1     Japan Trustee Services Bank, Ltd. (Trust Account)     7.01%

2     Moxley and Co. LLC                                                              6.66%

3     The Master Trust Bank of Japan, Ltd. (Trust Account)  5.10%

4     SSBT OD05 Omnibus Account – Treaty Clients              2.39%

5     Japan Trustee Services Bank, Ltd. (Trust Account 9)     2.08%
Sony Corporation 100%
Net assets	¥ 2,490,107 million (consolidated)	¥ 35,191 million (non-consolidated)
Total assets	¥ 13,295,667 million (consolidated)	¥ 71,973 million (non-consolidated)
Net assets per share	¥ 2,021.66 (consolidated)	¥ 676.37 (non-consolidated)
Net sales	¥ 6,493,212 million (consolidated)	¥ 84,793 million (non-consolidated)
Operating income (loss)	¥ (67,275 million) (consolidated)	¥ 631 million (non-consolidated)
Ordinary income (loss)	¥ (83,186 million) (consolidated) (Note)	¥ 921 million (non-consolidated)
Net income (loss)	¥ (456,660 million) (consolidated)	¥ (4,409 million) (non-consolidated)
Net income (loss) per share	¥ (455.03) (consolidated)	¥ (84.75) (non-consolidated)

Note:  Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, income (loss) before income taxes is stated in place of ordinary income (loss).

(2)	Summary of business subject to the company split

a.	Business subject to the company split

The Chemical Products Business that is described in the company split agreement.

b.	Performance results of business unit subject to the company split for the fiscal year ended March 31, 2012

	Net sales:	¥ 21 million

c.	Items and amounts of assets and liabilities to be succeeded upon the company split

	Assets:	¥ 468 thousand
	Liabilities:	¥1,427 million

The above amounts are Sony’s estimates as of December 31, 2011 and described in the company split agreement .

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business subject to the company split), the stated capital or fiscal year-end of either Sony or SCID upon the completion of the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial results is anticipated as a result of the completion of the contemplated company split.  As mentioned in Item 1 above, Sony intends to transfer all of the issued shares of SCID to DBJ as a part of the Sale, which share transfer will be conducted on or after the effective date of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2013, which was announced on August 2, 2012, and its consolidated financial results for the fiscal year ended March 31, 2012

(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2013	6,800	130	150	20
Consolidated financial results for the fiscal year ended March 31, 2012	6,493.2	(67.3)	(83.2)	(456.7)